Exhibit 99.3

NICE and inContact Honor Innovators Who are Re-inventing Customer
Service in the 2017 Customer Awards at Interactions-ICUC

With a record number of applicants and winners, NICE and inContact recognize companies dedicated to innovation, leadership, and driving business impact

Hoboken, N.J., May 11, 2017 – NICE (Nasdaq:NICE) and inContact today announced the 2017 winners of the NICE Customer Excellence Awards and the Mojo Awards, who were recognized this week at Interactions-ICUC, the largest customer service industry event. This year's program had a record number of applicants and winners, all of whom are leaders in their respective fields, including a broad spectrum of industries such as healthcare, telecommunications, banking, and insurance.

Winners demonstrated innovation and leadership in their approach to reinventing customer service, a major theme of this year's event, and were selected in the following categories:

NICE and inContact Cloud Excellence – for their advanced use of our integrated omnichannel routing, analytics and workforce optimization suite in the cloud, leveraging the NICE and inContact solutions to achieve positive business impact, cost reduction, and support best practices:

•	Carlson Rezidor Hotel Group
•	Clearlink
•	TechStyle Fashion Group

Analytics Excellence – for leveraging analytics, a key pillar in the journey to re-inventing customer service, to significantly enhance their decision-making and operations across every business process, and show improved business performance.

•	L.A. Care Health Plan
•	Verizon

Customer Experience Excellence – for significantly improving customer experience by implementing the NICE solutions to analyze omnichannel customer interactions in real time and take informed action.

•	Blue Cross of Idaho
•	Standard Insurance
•	TCF Bank

Employee Engagement Excellence – for leveraging NICE's advanced and adaptive WFO solutions to empower and engage their workforce, a critical factor in delivering excellent customer service.

•	Algar Tech
•	HSNi
•	WPS Health Solutions

Business Impact Excellence – for driving significant measurable improvements in the areas of operational efficiency and revenue growth, and for driving cultural changes in their customer service organizations, which further supports their business goals.

•	Caesars Entertainment
•	Conduent
•	Farmers Insurance
•	Southern California Gas Company

inContact Mojo Award for Best Customer Experience – Mitchell International for delivering personalized service based on a 360-degree view of the customer and an omnichannel approach to service.

inContact Mojo Award for Best Workforce Optimization – MINDBODY, Inc. for building a team in which everyone can practice leadership daily in ways that build competence, character, compassion and courage.

inContact Mojo Award for Contact Center Rookie of the Year – Sunrun for delivering responsive, personalized customer experience across the customer journey, from initial sales to installation and service.

inContact Mojo Award for Contact Center Leader of the Year – Justin Borah, TechStyle Fashion Group, for taking a creative approach to improve customer experience globally and to deliver solid business results.

The NICE and inContact awards ceremony wrapped up the successful Interactions-ICUC event, which hosted over 2,000 industry experts and customer service leaders, and featured more than 130 informative sessions. Attendees learned a great deal about customer service trends and best practices as well as how to help their organizations leverage leading technologies to address enterprise transformation in the areas of data, digitization, and cloud. Some of the highlights included keynote addresses from Laura Cullen, Vice President of Operational Reporting and Analytics for Comcast Cable's Northeast Division, and Geeta Wilson, Vice President, Consumer Experience – Enterprise Transformation at Humana Inc.

Yaron Hertz, president, NICE Americas:
"Congratulations to this year's winners. We are proud to recognize the achievements of our customers, who are using the NICE and inContact solutions to reinvent customer service in their day-to-day operations. Our 2017 award winners represent true leadership in the contact center market, and are setting an example for the rest of the industry on how to drive measurable improvements in operational efficiency and customer satisfaction, and ultimately achieve business impact."

Paul Jarman, CEO, inContact, a NICE company:
"We are pleased to recognize stand-out customers for their contribution to customer experience excellence. This year, we are also excited to present the first combined NICE-inContact cloud excellence award, recognizing the outstanding achievements of companies that are already leveraging the joint solution to accomplish their business goals."

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. To learn more about inContact, visit www.incontact.com.

NICE Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

inContact Media Contact:
Cheryl Andrus, +1-801-320-3646 (MT), cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz and Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.